Submitted via EDGAR
July 22, 2009
Mr. Jeffrey Gordon
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
RE:	Fuel Tech, Inc. Form 8-K Item 4.01 filed July 15, 2010 File #1-33059
Dear Mr. Gordon:
     We have reviewed your July 16, 2010 letter regarding your comments on the above-referenced SEC filing for Fuel Tech, Inc. (the “Company”) and provide the following responses to your comments. We have set forth below the text of each of your comments set forth in the comment letter, followed by our response. Simultaneously with this letter, we are filing Amendment No. 1 to our Form 8-K with the SEC to reflect our responses to such comments.
SEC Comment:
1. Please amend the Form 8-K to state, if true, that the former accountant’s reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. See Item 304(a)(1)(ii) of Regulation S-K.
     Response: We have amended our Form 8-K to provide that our former accountant’s reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.
     SEC Comment:
2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Mr. Jeffrey Gordon
Division of Corporate Finance
United States Securities and Exchange Commission
July 22, 2010

     Response: We have obtained and filed an updated Exhibit 16 letter from our former accountants. This exhibit is attached to our Form 8-K/A.
SEC Comment:
3. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304 (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.
     Response: When we engage a new accountant, we will report the engagement in a new Form 8-K and we will comply with the requirements of Regulation S-K Item 304 (a)(2). In making any disclosures about consultations with our new accountants, we will disclose any consultations up through the date of engagement.
* * * * *
     In responding to your comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its SEC filings; SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

/s/ A.G. Grigonis
Albert G. Grigonis
Vice President, General Counsel and Corporate Secretary